December 18, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Galena Biopharma, Inc.; Registration Statement on Form S-3 (Reg. No. 333-208331)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Galena Biopharma, Inc., a Delaware corporation (“Galena”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M., Washington, D.C. time, on Tuesday, December 22, 2015, or as soon thereafter as is practicable.

In making its request, Galena acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Galena from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Galena may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Galena Biopharma, Inc.

By:	/s/ Mark W. Schwartz
Mark W. Schwartz, Ph.D. President and Chief Executive Officer